UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 13 March 2015
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY DIRECTOR

In compliance with paragraphs 3.63 to 3.74 of the Listings
Requirements of JSE Limited ("the Listings Requirements") we
hereby advise that the below-mentioned director, of Gold Fields
Limited, has sold shares in the Company.

Details of the transactions are set out below:

DMJ Ncube
Name
Nature of transaction On market sale of Gold Fields shares
Transaction Date 10 March 2015
Number of Shares 2378
Class of Security Ordinary shares
Price per Share R46.8177
Total Value R111 332.49
Nature of interest Direct and Beneficial
Name
DMJ Ncube
Nature of transaction On market sale of Gold Fields shares
Transaction Date 10 March 2015
Number of Shares 8874
Class of Security Ordinary shares
Price per Share R46.8177
Total Value R415 460.27
Nature of interest Indirect and Beneficial
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities have been obtained.

13 March 2015
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 13 March 2015
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer